Mail Stop 4561

August 1, 2006

Mr. Dennis Craven
Chief Financial Officer
Innkeepers USA Trust
340 Royal Poinciana Way
Suite 306
Palm Beach, FL 33480

> **Re:**   **Innkeepers USA Trust**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-12201**

Dear Mr. Craven:

We have reviewed your second response letter filed on July 24, 2006 and have the following additional comment. As indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 15

1.   We note your response to prior comment 2 in which you have explained why deferred franchise conversion fees were not applicable to the three hotels sold during 2005. However, our comment specifically requested an explanation of how you reached the conclusion that deferred lease acquisition costs were not associated with the hotels sold during 2005. As such, please provide this explanation so we may understand how you determined that an impairment on the total deferred lease acquisition costs capitalized (approximately $5.2 million in

costs) as part of what you refer to as the "TRS Transaction" did not result from selling three hotels during 2005. Also, please expand the proposed disclosure which you have provided in response to prior comment 1 to specifically address your impairment policy for deferred lease acquisition costs.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief